Exhibit 99.1

Golden Star Announces Paste Fill Plant Commissioning Update and Revision of 2021 Guidance

TORONTO, June 28, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") provides an update on the commissioning of the paste fill plant and revises guidance for 2021. All references herein to "$" are to United States dollars.

Paste fill plant commissioning update:

  As previously highlighted in the Q1 2021 financial and operating results press release, the commissioning process for the new paste fill plant returned lower than expected strength test results in the first test stope. This outcome has resulted in a delay to the commissioning process. Further test work and analysis is being carried out to ensure that the paste plant produces material at the required strength to enable safe mining operations and successful pillar extraction.
  This test work is ongoing and positive progress has been made, with the most recent strength results more aligned with the design parameters. These need to be confirmed, and given the long testing cycles, we now estimate that the commissioning process will be completed in Q4 2021.
  As a result, the secondary stopes planned for mining in 2021 have been deferred to 2022, when we expect to extract the secondary stope material as intended.

Updated 2021 guidance:

  The delay to the commissioning of the paste plant impacts 21% of our planned ore tonnes for 2021.
  This impact has been exacerbated by the lower than planned development metres, as reported in the Q1 update, primarily due to operator availability caused by COVID-19 related issues.
  The resolution of both issues is on track for completion in 2021. However, resequencing the mine plan for this year means that the volume of ore available will be lower than initially planned at a slightly lower grade due to the loss of the higher-grade secondary stopes.
  Production guidance is now reduced to 145-155 thousand ounces ("koz"), and the all-in sustaining cost ("AISC") is now increased to $1,150-1,250 per ounce ("/oz").
  The capital expenditure guidance range is unchanged at $45-50m.
  The $14m exploration budget for the year is in line with the previous guidance, albeit with an increase in the allocation of spend to the up-dip and down-dip, in-mine, drilling targets that have delivered positive results so far this year.

Andrew Wray, President and Chief Executive Officer of Golden Star, commented:

"While this reduction in production guidance is disappointing, the operation of the paste fill plant and continued step up in development rates are critical elements to the continued growth that we see at Wassa and we plan to ensure they are fully resolved in the coming months. The recent paste fill plant test work is encouraging, and we now need to ensure that it is supported by the ongoing work so that we can start the planned stope filling sequence in Q4. In terms of development rates, we are investing in additional resources and have made changes to our operating structures to mitigate the ongoing impact of COVID-19, which is yielding positive results. We have also seen the capacity at Wassa to increase these rates over the past two years, during which the total metres delivered have increased by over 30%, so we are confident this will not be a long-term issue.

We believe that the impact of these challenges will be contained to 2021 and are continuing to assess options from both a production and a cost perspective to mitigate them further. The longer-term growth potential of Wassa remains intact, and much of the work to support that continues to progress successfully in parallel with the resolution of these short-term challenges."

FY 2021 PRODUCTION AND COST GUIDANCE

Table 4: FY 2021 Production and Cost Guidance

	Updated 2021 Guidance	2021 Guidance
Gold Production (koz) – Wassa	145-155	165-175
Cash Operating cost[1] ($/oz)– Wassa	750-800	660-700
AISC[1] ($/oz)– Wassa	1,150-1,250	1,000-1,075

Notes:
1. See "Non-GAAP Financial Measures".

FY 2021 Production Guidance
Wassa is now expected to produce between 145-155koz in FY 2021, inclusive of approximately 10koz of production from the processing of low-grade stockpiles. Underground mined grades are expected to remain in line with the average grade achieved in Q1 2021 with the deferral of the higher-grade secondary stopes.

AISC Cost Guidance
The FY 2021 AISC guidance of $1,150-1,250/oz has increased relative to the original 2021 guidance due to the lower forecast production and an increased proportion of sustaining capital expenditure, while overall capital expenditure guidance is unchanged.

FY 2021 CAPITAL EXPENDITURE AND EXPLORATION GUIDANCE

Table 5: FY 2021 Capital Expenditure and Exploration Guidance Summary

($m)	Updated 2021 Guidance	2021 Guidance
Capital Expenditure
Sustaining Capital[2]	32-35	26-28
Expansion Capital[2]	13-15	19-22
Total Capital Expenditure	45-50	45-50

Exploration
Capitalised Exploration	8	4
Expensed Exploration	6	11
Total Exploration spend	14	15

Notes:
1. See "Non-GAAP Financial Measures".
2. Expansion capital are those costs incurred at new operations and costs related to major projects at existing operations where these projects will materially increase production. All other costs relating to existing operations are considered sustaining capital.

Capital Expenditure Guidance
Capital programs at Wassa are expected to total $45-50 million in FY 2021, which is unchanged from the original guidance for the year. While the overall budget is consistent, the sustaining capital guidance has been increased due to the increased investment in development and the TSF expansion project. The expansion capital guidance has reduced with some ventilation capital deferred from Q4 2021 to early 2022. This deferral is not expected to have an impact on the short to mid-term mine plans.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine. As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding: present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals; gold production, cash operating costs, AISC and capital expenditure estimates and guidance for 2021, and the Company's achievement thereof; the sources of gold production at Wassa during 2021; the processing of low grade stockpiles at Wassa for the remainder of the year; expected grade and mining rates for 2021; the ability to improve recovery; the ability to achieve production growth; the ability to improve cash generation; the commissioning of the paste fill plant project and timing thereof; the improvements to be realized through the delivery of a range of operational initiatives; the ability to improve the scale of operations and margin at Wassa; the expected allocation of the Company's capital expenditures; implementation of the Company's exploration programs and the timing thereof; the anticipated exploration activities for 2021; the ability to expand the Company and its production profile through exploration and development activities; and the potential impact of the COVID-19 pandemic on the Company's operations and the ability to mitigate such impact. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favorable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; the quantum and timing of receipt of the proceeds from the sale by the Company of its interest in Bogoso-Prestea; and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

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SOURCE Golden Star Resources Ltd.

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For further information: Please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:00e 28-JUN-21